MicroVision, Inc.

6244 185th Avenue NE, Suite 100

Redmond, WA 98052

June 28, 2019

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Atallah, Kevin Kuhar

Re:	Comment Letter Dated June 3, 2019

MicroVision, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 6, 2019

File No. 001-34170

Ladies and Gentlemen:

MicroVision, Inc. (the “Company”) hereby submits this response to the comment letter dated June 3, 2019 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have reproduced the Staff’s comment in italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibits

1.

We note the discussion on page 18 within MD&A of the five-year license agreement signed in May 2018 and the contract services agreement signed in April 2017. Please tell us where you have filed these agreements or how you determined that you did not need to file them pursuant to the requirements of Item 601(b)(10) of Regulation S-K.

Response to Comment 1:

The Company advises the Staff that it has determined that the two agreements in question are not required to be filed under Item 601(b)(10) of Regulation S-K. As further described below, each referenced agreement is such as ordinarily accompanies the kind of business conducted by the Company and neither such agreement falls within the categories set forth in subsections (A) through (D) of Item 601(b)(10)(ii). The only category that could potentially apply to the two contracts is Item 601(b)(10)(ii)(B), which requires contracts made in the ordinary course of business to be filed if the registrant’s business is substantially dependent upon them. The Company is not, however, substantially dependent on either of these agreements, and as a result the agreements are not required to be filed.

Securities and Exchange Commission Division of Corporation Finance	June 28, 2019

Each of the referenced agreements ordinarily accompanies the Company’s business as described in its reports filed with the Securities and Exchange Commission. The Company’s business strategy, as described in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Annual Reports on Form 10-K filed with the Securities and Exchange Commission in 2017, 2018 and 2019, has been to commercialize its scanning technology by enabling original equipment manufacturers (OEMs) and original design manufacturers (ODMs) to produce end-user products via multiple paths, including to “license our LBS technology and sell key components to ODMs and OEMs to create their own scanning engines; and license LBS technology to ODMs and OEMs …”.

As previously disclosed by the Company, the May 2018 license agreement is a five-year license agreement with a customer granting the customer an exclusive license to the Company’s laser beam scanning (LBS) technology for limited display-only applications. The Company would provide any related LBS components needed by the customer if it commercializes the licensed technology. This agreement is consistent with the Company’s announced business plan. As a license of the Company’s technology, the May 2018 license agreement was clearly of the type that ordinarily accompanies the kind of business conducted by the Company. Further, the Company’s business is not substantially dependent on this agreement. The intellectual property licensed pursuant to the May 2018 agreement permits only a non-core use of the Company’s technology (“display only”), and the Company does not need to provide any updated intellectual property during the duration of the agreement. While scanning engines with the Company’s technology can operate in three modes – display only, display and sensing combined, and sensing only – the Company is currently principally focused on the latter two categories. As a result, and given the uncertainty of the customer’s ability to commercialize products that would result in sales of the Company’s components to this customer, the Company’s business and prospects are not dependent in any meaningful way on the development or commercialization of the technology licensed pursuant to this agreement.

In April 2017, the Company signed a contract with a technology company to develop an LBS display system. Under this agreement, the Company would develop a new generation of MEMS, ASIC and related firmware for a high resolution, LBS-based product that the technology company was planning to produce. As a contract for the development and potential commercialization of products incorporating the Company’s technology, in light of the Company’s business strategy (as described above), this agreement is also clearly of the type that ordinarily accompanies the kind of business conducted by the Company. It is very common for technology companies to collaborate with one another on the development and commercialization of new potential products, and indeed that has long been a key part of the Company’s business strategy, as it seeks to license its technology to other companies for incorporation into their engines or other products for projection and other potential uses. The Company’s business is also not substantially dependent on this contract. While the Company is optimistic about the potential uses of its technology and its long-standing strategy to enter into development contracts with customers, the ultimate commercial success of those arrangements depends on the extent to which the customer decides to incorporate the Company’s technology into products. Given the uncertainty regarding the customer’s future use of the Company’s technology in its products, and the uncertainty regarding payments the Company could receive in the future, the Company’s business is not currently dependent in any meaningful way on this contract.

Securities and Exchange Commission Division of Corporation Finance	June 28, 2019

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The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions relating to the foregoing, please contact the undersigned at (425) 882-6625, Joel Freedman of Ropes & Gray LLP at (617) 951-7309, or Tom Fraser of Ropes & Gray LLP at (617) 951-7063.

Sincerely,

MicroVision, Inc.

By:	/s/ Stephen P. Holt
Name:	Stephen P. Holt
Title:	Chief Financial Officer